SECUTITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                        FORM 11-K
                                      ANNUAL REPORT
                             Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2003

                                   OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________ to _____________.


Commission file number 1-8729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNISYS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UNISYS CORPORATION
                                   Unisys Way
                          Blue Bell, Pennsylvania 19424

                                REQUIRED INFORMATION

                     Financial Statements and Supplemental Schedule

                                 Unisys Savings Plan

                         Years ended December 31, 2003 and 2002
              with Report of Independent Registered Public Accounting Firm



                                      CONTENTS


Report of Independent Registered Public Accounting Firm                1

Audited Financial Statements:

Statements of Assets Available for Benefits                            2
Statements of Changes in Assets Available for Benefits                 3
Notes to Financial Statements                                          4


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        10

Exhibit Index                                                         12

             Report of Independent Registered Public Accounting Firm


To the Plan Administrator of
Unisys Savings Plan



We have audited the accompanying statements of assets available for benefits of the Unisys Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 4, 2004

                                  Unisys Savings Plan
                      Statements of Assets Available for Benefits

                                                     December 31
                                             2003                     2002
                                        ---------------------------------------
                                                    (In Thousands)

Investments at fair value:


Fidelity Mutual Funds                    $  1,708,723             $  1,423,184
Unisys Common Stock Funds                     268,747                  177,975
Unisys Interest Income Fund                   406,585                  398,727
Participants' Loans                            14,704                   14,906
Frozen Investment Contracts                        10                       13
                                         --------------------------------------
                                            2,398,769                2,014,805


Employer contributions receivable               2,198                        -
                                         --------------------------------------
Assets available for benefits            $  2,400,967             $  2,014,805
                                         ======================================

See accompanying notes.

                                        Unisys Savings Plan
                        Statements of Changes in Assets Available for Benefits


                                                Year ended December 31
                                             2003                     2002
                                          -------------------------------------
                                                     (In Thousands)


Additions:
  Interest and dividend income             $   48,649             $   52,236

Contributions:
  Employer                                     20,065                 17,895
  Employee                                     89,137                 85,013
                                           ------------------------------------
                                              109,202                102,908
                                           ------------------------------------
Total additions                               157,851                155,144
                                           ------------------------------------

Deductions:
  Benefit payments                            141,054                225,040
  Administrative and other expenses                81                    115
                                           ------------------------------------
Total deductions                              141,135                225,155
                                           ------------------------------------

Net appreciation (depreciation) in fair
value of investments                          369,446               (312,374)
                                           ------------------------------------

Net increase (decrease)                       386,162               (382,385)

Assets available for benefits:
  Beginning of year                         2,014,805              2,397,190
                                           ------------------------------------
  End of year                              $2,400,967             $2,014,805
                                           ====================================


See accompanying notes.

                                      Unisys Savings Plan
                                 Notes to Financial Statements
                                       December 31, 2003


1.   PLAN DESCRIPTION

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

CONTRIBUTIONS

Each plan year, participants may contribute up to 20% or 18% of their pretax compensation up to the prescribed Internal Revenue Code limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age fifty or older may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 5% of their eligible compensation. The Company makes a nondiscretionary matching contribution in Company Common Stock equal to 50% of the first 4% of eligible compensation deferred by the participant during 2003 and 2002. The Plan also allows for rollover contributions from other qualified defined contribution plans.

INVESTMENT OPTIONS

Participants may elect to have their current contributions and existing account balances invested in any one or more of the investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media and prepared materials provided by the Company and in each investment fund's prospectus made available by Fidelity.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching contributions from the Company and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

VESTING AND FORFEITURES

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Administrative Committee. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to his or her account, or upon death, disability or retirement, elect to receive payments in the form of an annuity or annual installments over the participant's actuarially determined lifetime. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the Unisys Interest Income Fund, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. Shares of Unisys common stock are valued at the closing market price on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The Unisys Interest Income Fund, which includes investments in guaranteed investment contracts issued principally by insurance companies and financial institutions which are valued at contract value as estimated by the insurance companies. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value with no conditions, limits or restrictions. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. The contract value of these investment contracts approximates their fair value. Interest accrued on the contract balances, during 2003 and 2002, at rates ranging from 1.00% to 5.40% and from 1.35% to 5.95%, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set quarterly, semiannually or annually. The average yield on the contracts was 5.34% and 5.69% for 2003 and 2002, respectively.

Investments in Frozen Investment Contracts represent the cash balance from payments made to the Plan from the Conservation Estate of the Executive Life Insurance Company (ELIC) and from state guaranty associations in settlement of claims made by the Plan as a result of the insolvency of ELIC. The remaining cash balance at December 31, 2003 represents amounts that will be allocated to Plan participants or applied to pay administrative expenses of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from securities sold are reported on an average cost basis.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform with the 2003 presentation.

3.   INVESTMENTS

The Plan's investments at December 31, 2003 and 2002 were held in trusts with Fidelity Management Trust Company, Wachovia Bank N.A., and Oriental Bank & Trust, each of which was established for the investment of the Plan's assets.

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated
(depreciated) in fair value as follows (in thousands):

                                               2003                     2002
                                       ----------------------------------------

Fidelity Mutual Funds                    $  275,730                $  (265,217)
Unisys Common Stock Funds                    88,291                    (41,771)
Unisys U.S. Equity Index Commingled
 Pool Fund                                    5,425                     (5,386)
                                       ----------------------------------------
                                         $  369,446                $  (312,374)
                                       ========================================

Investments that represent 5% or more of fair value of the Plan's assets are as follows (in thousands):

                                               2003                     2002
                                       ----------------------------------------


*Unisys Stock Fund                       $  254,246                $  167,700
Unisys Interest Income Fund                 406,585                   398,727
Fidelity Magellan Fund                      264,985                   222,767
Fidelity Asset Manager Fund                 203,763                   183,673
Fidelity Asset Manager Growth Fund          204,354                   178,337
Fidelity Retirement Money Market
 Portfolio Fund                             124,955                   140,230

* Predominantly non-participant-directed

Employer match contributions to the Plan are invested in the Unisys Stock Fund. Participants who have reached age fifty are eligible to diversify their investment in the Unisys Stock Fund to other funds available within the Plan. The assets and significant components of the changes in assets relating to the predominantly non-participant-directed investments are as follows (in thousands):

                                                           December 31

                                                  2003                    2002
                                                 ------------------------------

Investments, at fair value:
  Unisys Stock Fund                              $  254,246          $  167,700
  Unisys Common Stock Fund                           14,456              10,232
  Interest-Bearing Cash                                  45                  43
  Frozen Investment Contracts                            10                  13
                                                 ------------------------------
Total                                            $  268,757          $  177,988
                                                 ==============================


                                                     Year ended December 31
                                                  2003                    2002
                                                 ------------------------------

Changes in assets:
  Interest and dividends                         $      108          $      137
  Net appreciation (depreciation) in fair
   value of investments                              88,291             (40,918)
  Contributions                                      20,771              20,143
  Benefit payments                                  (10,573)            (11,063)
  Administrative and other expenses                     (14)                (10)
  Net transfers                                      (7,814)             (1,834)
                                                 -------------------------------
Total                                            $   90,769          $  (33,545)
                                                 ===============================

At December 31, 2003, the Plan held 973,441 and 16,859,543 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2002, the Plan held 1,037,857 and 16,932,513 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively.

4.   TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax-exempt.

5.   RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

                                     Supplemental Schedule
                                      Unisys Savings Plan
                                    EIN: 38-0387840 Plan: 004

                                       Schedule H, Line 4i-
                              Schedule of Assets (Held at End of Year)

                                        December 31, 2003

                                   Description of Investment
                                   Including Maturity Date,
Identity of Issue, Borrower,       Rate of Interest, Par or                           Current
Lessor or Similar Party            Maturity Value                     Cost**           Value
----------------------------------------------------------------------------------------------------
*Fidelity Mutual Funds:
   Fidelity Fund                     Registered Investment Company                    $   14,978,644
  Puritan Fund                       Registered Investment Company                        18,162,076
  Trend Fund                         Registered Investment Company                         3,051,176
  Ginnie Mae Portfolio Fund          Registered Investment Company                         9,494,579
  Magellan Fund                      Registered Investment Company                       264,985,277
  Contra Fund                        Registered Investment Company                        85,544,815
  Equity Income Fund                 Registered Investment Company                        16,038,755
  Growth Company Fund                Registered Investment Company                        36,131,055
  Investment Grade Bond Fund         Registered Investment Company                         9,665,964
  Growth & Income Portfolio Fund     Registered Investment Company                        40,737,676
  Intermediate Bond Fund             Registered Investment Company                         8,290,625
  Capital & Income Portfolio Fund    Registered Investment Company                         8,971,619
  Value Fund                         Registered Investment Company                        36,062,212
  Mortgage Securities Portfolio
   Fund                              Registered Investment Company                         4,713,159
  Government Securities Fund         Registered Investment Company                        14,160,834
  Independence Fund                  Registered Investment Company                         9,850,467
  Over-The-Counter Portfolio Fund    Registered Investment Company                        15,832,386
  Overseas Fund                      Registered Investment Company                         7,553,950
  Europe Fund                        Registered Investment Company                         7,769,449
  Pacific Fund                       Registered Investment Company                         4,716,031
  Real Estate Investment
   Portfolio Fund                    Registered Investment Company                        15,115,151
  Balanced Fund                      Registered Investment Company                        18,538,287
  International Growth &
   Income Fund                       Registered Investment Company                         6,921,375
  Capital Appreciation Fund          Registered Investment Company                        14,022,416
  Conv. Securities Fund              Registered Investment Company                        10,700,298
  Canada Fund                        Registered Investment Company                         2,846,459
  Utilities Fund                     Registered Investment Company                         8,780,832
  Blue Chip Fund                     Registered Investment Company                        62,529,163
  Asset Manager Fund                 Registered Investment Company                       203,762,955
  Disciplined Equity Fund            Registered Investment Company                         4,516,934
  Low-Priced Fund                    Registered Investment Company                        53,788,949
  Worldwide Fund                     Registered Investment Company                         5,680,625
  Equity Income II Fund              Registered Investment Company                        37,241,686
  Stock Selector Fund                Registered Investment Company                         7,301,158
  Asset Manager Growth Fund          Registered Investment Company                       204,354,329
  Emerging Markets Fund              Registered Investment Company                         2,415,688
  Aggressive Growth Fund             Registered Investment Company                        26,187,785
  Diversified International Fund     Registered Investment Company                        19,142,450
  Asset Manager Income Fund          Registered Investment Company                        33,680,108
  Diversified Growth Fund            Registered Investment Company                        41,826,345
  New Markets Income Fund            Registered Investment Company                        11,596,376
  Export & Multinational Fund        Registered Investment Company                         5,885,950
  Global Balanced Fund               Registered Investment Company                         1,300,767
  Aggressive International Fund      Registered Investment Company                         2,250,696
  Small Capital Stock Fund           Registered Investment Company                        13,188,444
  Mid-Capital Stock Fund             Registered Investment Company                        24,619,977
  Large-Capital Stock Fund           Registered Investment Company                         3,292,468
  Europe Capital Appreciation
   Stock Fund                        Registered Investment Company                         2,236,718
  Latin America Fund                 Registered Investment Company                         1,615,311
  Japan Fund                         Registered Investment Company                         5,220,401
  Southeast Asia Fund                Registered Investment Company                         2,273,749
  Freedom Income Fund                Registered Investment Company                           608,385
  Freedom 2000 Fund                  Registered Investment Company                           949,088
  Freedom 2010 Fund                  Registered Investment Company                         4,927,277
  Freedom 2020 Fund                  Registered Investment Company                         4,268,795
  Freedom 2030 Fund                  Registered Investment Company                         2,641,851
  Spartan Total Market Index Fund    Registered Investment Company                         6,422,524
  Spartan Extended Market Index
   Fund                              Registered Investment Company                         2,160,233
  Spartan International Market
   Index Fund                        Registered Investment Company                           826,781
  Short-Term Bond Fund               Registered Investment Company                         4,680,491
  Fifty Fund                         Registered Investment Company                         7,548,549
  U.S. Bond Index Portfolio Fund     Registered Investment Company                        20,129,652
  Institutional Short-Intermed.
   Gov't. Portfolio                  Registered Investment Company                         2,251,733
  Inflation Pro Bond                 Registered Investment Company                         1,656,680
  Contra II                          Registered Investment Company                           341,301
  Asset Manager Aggressive           Registered Investment Company                           842,815
  Strat Inc.                         Registered Investment Company                         5,352,932
  FID Freedom 2040                   Registered Investment Company                           609,895
                                                                                      --------------
                                                                                       1,535,763,581

*Fidelity Money Market Funds:
  Retirement Money Market
   Portfolio Fund                    Registered Investment Company                       124,954,900
  Retirement Gov't. Money Market
   Portfolio Fund                    Registered Investment Company                        23,169,823
                                                                                      --------------
                                                                                         148,124,723

*Fidelity U.S. Equity Index
Commingled Pool Fund                 Registered Investment Company                        24,834,955
                                                                                      --------------
Total Fidelity Mutual Funds                                                            1,708,723,259

*Unisys Common Stock Funds:
  Unisys Common Stock Fund           973,441 units of
                                     Common Stock Fund                $  9,273,063        14,455,599
  Unisys Stock Fund                  11,156,056 units of
                                     Common Stock Fund                 253,356,935       254,246,513
  Interest-Bearing Cash                                                     45,356            45,356
                                                                      ------------------------------
Total Unisys Common Stock Funds                                        262,675,354       268,747,468

*Unisys Interest Income Fund:
  Fidelity STIF                      Cash Portfolio; 1.00%                                 4,886,838
  Chase Manhattan Bank               #430126; 5.40%                                      100,663,859
  Monumental Life Insurance Company  #MDA134TR; 5.39%                                    100,663,223
  Rabobank Nederland                 #UNI-129901; 5.39%                                   99,706,715
  UBS Warburg                        #3041; 5.39%                                        100,663,953
 Total Unisys Interest Income Fund                                                       406,584,588

*Participants' Loans                 Interest rates from 5.0% to
                                     5.25%                                                14,703,397
Frozen Investment Contracts                                                 10,334            10,334
                                                                                      --------------
Total                                                                                 $2,398,769,046
                                                                                      ==============
*   Party-In-Interest.
**  Cost is not applicable for participant-directed investments.

                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                    UNISYS SAVINGS PLAN

                                                    UNISYS CORPORATION


Date:   June 25, 2004                        By:  /s/ Janet Brutschea Haugen
                                                  --------------------------
                                                  Janet Brutschea Haugen
                                                  Senior Vice President and
                                                  Chief Financial Officer

                                EXHIBIT INDEX


Exhibit
Number                      Description
-------                     -----------

23  Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm